UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 2, 2017

Commission File Number: 001-37959

trivago N.V.

(Exact Name of Registrant as Specified in Its Charter)

Bennigsen-Platz 1

40474 Düsseldorf

Federal Republic of Germany

+49 211 54065110

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of trivago N.V. (the “Company”) dated February 2, 2017, announcing the date for the Company’s fourth quarter and full year 2016 earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: February 2, 2017	By:	/s/ Axel Hefer
Axel Hefer
(Chief Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	trivago N.V.’s Fourth Quarter and Full Year 2016 Earnings Release Scheduled for February 24, 2017.